FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

22 July 2015

 (Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

INTERIM RESULTS AND SECOND INTERIM DIVIDEND FOR 2015

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of Directors of HSBC Holdings plc will be held on Monday, 3 August 2015 (the "Board Meeting") to consider the announcement of the interim results for the six months ended 30 June 2015 and the declaration of a second interim dividend for 2015 on the ordinary shares.

Subject to approval and confirmation at the Board Meeting, the second interim dividend for 2015 will be payable on Friday, 2 October 2015 to holders of record on Friday, 14 August 2015 on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register.

The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 13 August 2015. The American Depositary Shares will be quoted ex-dividend in New York on 12 August 2015.

Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 14 August 2015 in order to receive the dividend.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint,
Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Safra Catz†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                            Date: 22 July 2015